EXHIBIT 12(a)

[DATE]

Equinox Funds Trust

17605 Wright Street

Suite 2

Omaha, Nebraska 68130

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

Re:	Agreement and Plan of Reorganization and Termination by and among The RBB Fund, Inc. and Equinox Funds Trust dated [DATE]

Ladies and Gentlemen:

You have asked for our opinion as to certain U.S. federal income tax consequences of transactions contemplated in the above Agreement and Plan of Reorganization and Termination (the “Reorganization Agreement”).

Background

Equinox Funds Trust (“Equinox Trust”) is a Delaware statutory trust consisting of multiple investment portfolios, one of which is the Equinox Campbell Strategy Fund (the “Old Fund”). The RBB Fund, Inc. (“RBB”) is a Maryland corporation consisting of multiple investment portfolios, one of which is the Campbell Systematic Macro Fund (the “New Fund”). Equinox Trust and RBB are open-end investment management companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The New Fund was formed by RBB on July 27, 2017, has never commenced operations, and has no existing shareholders, assets, property or tax attributes.

On this date, the Old Fund will transfer all of its assets and liabilities to the New Fund in exchange for all current and outstanding shares in the New Fund (“New Fund Shares”). The Old Fund will then distribute all New Fund Shares to the holders of all current and outstanding Old Fund shares (“Old Fund Shares,” and the holders thereof the “Old Fund Shareholders”) in exchange for their Old Fund Shares, in complete liquidation of the Old Fund, and the existence of the Old Fund will be terminated. All of the above steps will constitute the “Transaction.” After this date, the New Fund will continue the investment operations of the Old Fund.

For purposes of this opinion, we have relied on certain written representations of officers of Equinox Trust and RBB, copies of which are attached hereto, and have assumed those representations to be true. We have also assumed that the Reorganization Agreement and any other documentation related to the Transaction have been duly authorized and approved by any and all required parties, including the Old Fund Shareholders, and that all required and appropriate documents have been filed with the appropriate government agencies. We have further assumed that the Transaction shall occur and be carried out pursuant to the terms of the Reorganization Agreement without deviation therefrom.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Reorganization Agreement.

Conclusions

Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations currently in effect, current published administrative positions of the Internal Revenue Service, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Combined Proxy Statement and Prospectus dated [DATE] (the “Proxy-Prospectus”), and the Reorganization Agreement), and subject to the limitations set forth below, it is our opinion that, for U.S. federal income tax purposes:

EXHIBIT 12(a)

(1) the Transaction will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Old Fund and the New Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(2) the Old Fund will recognize no gain or loss (a) upon the transfer of its assets to the New Fund in exchange for New Fund Shares and the assumption of the liabilities of the Old Fund or (b) upon the distribution of the New Fund Shares to the Old Fund Shareholders;

(3) the New Fund will recognize no gain or loss upon the receipt of the assets of the Old Fund in exchange for the New Fund Shares and the assumption of the liabilities of the Old Fund;

(4) the tax basis in the hands of the New Fund of each asset of the Old Fund transferred to the New Fund in the Transaction will be the same as the basis of that asset in the hands of the Old Fund immediately before the Transaction, and the New Fund’s holding period for each asset will include the Old Fund’s holding period therefor (except where the New Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period);

(5) the Old Fund Shareholders will recognize no gain or loss upon their receipt of the New Fund Shares in the Transaction;

(6) the aggregate adjusted tax basis of the New Fund Shares received by each Old Fund Shareholder will equal the aggregate adjusted tax basis of the Old Fund Shares surrendered in exchange therefor, and the holding period of the New Fund Shares received by each Old Fund Shareholder will include the holding period of the Old Fund Shares surrendered in exchange therefor, provided that the Old Fund Shares are held by that shareholder as capital assets on the date of the exchange; and

(7) the taxable year of the Old Fund will not end on the Closing Date but will instead continue as the taxable year of the New Fund, and the New Fund will succeed to and take into account the tax attributes of the Old Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues discussed herein. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above. We also express no opinion regarding (i) the Federal income tax consequences of or related to any costs relating to the Transaction, (ii) the effect of the Reorganization on the Old Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for Federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting (including under Section 1256 of the Code), (iii) the effect of the Reorganization on any Old Fund Shareholder that is required to recognize unrealized gains or losses for Federal income tax purposes under a mark-to-market system of accounting, (iv) whether accrued market discount, if any, on any market discount bonds held by the Old Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization, or (v) any tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing final and proposed Treasury regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such change could affect the validity of the opinion set forth above, and we are under no duty or obligation to update our opinion to reflect any changes or modifications made following delivery of this opinion. Also, future changes in Federal income tax laws, regulations, and the interpretation thereof can have retroactive effect in a manner that could affect the validity of the opinion set forth above.

EXHIBIT 12(a)

We hereby consent to the filing of the form of this opinion as an exhibit to the N-14 Registration Statement and to the reference to us under the heading [“INFORMATION ABOUT THE REORGANIZATION— Federal Income Tax Consequences”] in the Proxy-Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

DRINKER BIDDLE & REATH LLP